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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 26 2018

WASH, D.C.

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SEC MAIL PROCESSING Received

SEC FILE NUMBER
8- 45675

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FAR HILLS GROUP, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___747 3rd AVENUE, 30th FLOOR___
(No. and Street)

___NEW YORK___ ___NY___ ___10017___
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___GEOFFREY S. BRADSHAW-MACK___ ___212-840-7779___
                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___EISNER AMPER LLP___
(Name – if individual, state last, first, middle name)

___750 THIRD AVENUE___ ___NY___ ___NY___ ___10017___
(Address) (City) (State) (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

DM RMS

OATH OR AFFIRMATION

I, _GEOFFREY S. BRADSHAW - MACK_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _FAR HILLS GROUP, LLC_ , as of _DECEMBER 31_ , 20 _17_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SENIOR MANAGING DIRECTOR
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAR HILLS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FAR HILLS GROUP, LLC

CONTENTS



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Members of
Far Hills Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Far Hills Group, LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
February 20, 2018

FAR HILLS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash and cash equivalents	$	1,369,349
Fees receivable		11,914,482
Property and equipment, net		199,396
Restricted cash, security deposit		240,500
Other assets		321,289
	$	14,045,016

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	775,733
Deferred income		126,042
Security deposit payable		110,526
Deferred taxes payable		440,937
Total liabilities		1,453,238
Members' equity		12,591,778
	$	14,045,016

See accompanying notes to financial statement.

FAR HILLS GROUP, LLC

NOTES TO FINANCIAL STATEMENT

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1. Nature of business

Far Hills Group, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company is a member of the National Futures Association ("NFA"). The Company is qualified under the International Dealer Exemption and is permitted to engage in activities in Canada.

The Company introduces investors to various investment partnerships, non-U.S. funds and managed accounts. The managers of such investment vehicles usually pay the Company a contracted percentage of their commitments, management fees and/or performance incentive allocations, as received or allocated, for as long as such managers receive fees or allocations from contracted investors.

2. Summary of significant accounting policies

Basis of Presentation

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers money market accounts with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Depreciation Method
Furniture and fixtures	7 years	Straight-line
Office equipment	5 years	Straight-line
Computer software	3 years	Straight-line
Leasehold improvements	Term of lease	Straight-line

FAR HILLS GROUP, LLC

NOTES TO FINANCIAL STATEMENT

2. Summary of significant accounting policies (continued)

Revenue Recognition

Revenue derived from management fees is generally recognized quarterly during the year and revenue derived from performance incentive fees or allocations is generally recognized at the end of each year, based on information provided by the managers of the underlying investment vehicles.

New Accounting Guidance

In May 2014, the Financial Accounting Standard Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"), as subsequently amended, that outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in obtaining a contract, and costs to fulfill a contract with a customer. Entities have the option of applying either a full retrospective approach to all periods presented, or a modified approach that reflects differences prior to the date of adoption as an adjustment to equity. In April 2015, the FASB deferred the effective date of this guidance until January 1, 2018. The Company is not early adopting this standard.

The Company completed its implementation analysis, including identification of revenue streams and review of customer contracts under ASU 2014-09's framework. The analysis included reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under this standard. The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statement and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

Fees Receivable and Allowance for Doubtful Accounts

Fees receivable is an estimate based on information provided by the fund managers. Any differences between the actual amounts received in a subsequent period and the amounts recorded as a receivable at the end of the prior period are recorded as an adjustment to revenue in the subsequent period. The Company considers all fees receivable at December 31, 2017 to be collectible and no allowance for doubtful accounts is deemed necessary at December 31, 2017.

Commissions Payable

Commissions payable, which is included with accounts payable and accrued expenses in the statement of financial condition, is an estimate based on management and performance fees earned but not received. Any differences between the actual amounts paid in a subsequent period and the amounts recorded as commission payable at the end of the prior period are recorded as an adjustment to expenses in the subsequent period. The Company expects to disburse all commissions payable when fees are received from the fund managers.

FAR HILLS GROUP, LLC

NOTES TO FINANCIAL STATEMENT

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2. Summary of significant accounting policies (continued)

Income Taxes

The Company is a Limited Liability Company and has elected to be treated as a partnership for federal and state income tax purposes and, accordingly, there is no provision for federal and state income taxes as the individual members report their share of the Company's income or loss on their personal income tax returns. The Company is subject to New York City Unincorporated Business Tax.

The Company follows an asset and liability approach for financial accounting and reporting for New York City Unincorporated Business Tax. Deferred income tax assets and liabilities are computed for the difference between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more likely than not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statement as appropriate.

In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company's files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of a statement of financial condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

FAR HILLS GROUP, LLC

NOTES TO FINANCIAL STATEMENT

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2. Summary of significant accounting policies (continued)

Fair Value of Financial Instruments

At December 31, 2017, the carrying value of the Company's assets and liabilities, which qualify as financial instruments in accordance with US GAAP, such as fees receivable, approximate fair value due to their short nature.

3. Property and equipment

Property and equipment consist of the following at December 31, 2017:

Furniture and fixtures	$	143,718
Office equipment		77,258
Computer software		3,838
Leasehold improvements		773,357
		998,171
Less accumulated depreciation and amortization		798,775
	$	199,396

4. Net capital requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirement which requires that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2017, the Company's net capital was approximately $791,000, which was approximately $723,000 in excess of its computed minimum net capital requirement of approximately $67,000 pursuant to SEC Rule 15c3-1 and CFTC Regulation 1.17.

5. Income taxes

The deferred tax liability as of December 31, 2017 was approximately $441,000. The deferred tax liability represents the tax effect of temporary differences between the basis of assets and liabilities for income tax and financial reporting purposes. The Company utilizes the cash basis method of accounting for income tax purposes and the accrual basis for financial reporting purposes. The components of deferred taxes payable consist of the taxes applicable to the fees receivable, netted against certain accounts payable and accrued expenses at December 31, 2017.

FAR HILLS GROUP, LLC

NOTES TO FINANCIAL STATEMENT

6. Concentration of credit risk

The Company maintains its cash balances in one financial institution, which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

7. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemption provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Commitment and restricted cash

The Company entered into an operating lease for its office space which commenced on January 20, 2017 and expires in April 2022. The Company also leases its previous office space under an operating lease which expires in February 2019. The Company entered into an agreement to sublease its previous office space which commenced on February 2017 and expires in February 2019.

Future minimum lease payments are as follows:

Year ending December 31,	Rent Expense	Sublease Income	Net Rent Expense
2018	$ 1,097,000	$ 675,000	$ 422,000
2019	553,000	114,000	439,000
2020	451,000	-	451,000
2021	459,000	-	459,000
2022	154,000	-	154,000
	$ 2,714,000	$ 789,000	$ 1,925,000

Deferred rent payable represents the cumulative rent expense charged to operations from the inception of the lease in excess of the required lease payments. Deferred rent payable amounted to approximately $147,000 at December 31, 2017, and is included in accounts payable and accrued expenses in the statement of financial condition.

Restricted cash consists of approximately $241,000 to secure two unconditional letters of credit for each of the Company's office spaces at December 31, 2017. The letters of credit expire on August 19 and February 15 of each year but are automatically extended for another year, without amendment, as a condition of the letters of credit. The letter of credit relating to the Company's current space cannot be extended beyond the final expiration date of April 30, 2022. The Company has a security deposit payable of approximately $111,000 at December 31, 2017 in connection with the sublease of its office space.

FAR HILLS GROUP, LLC

NOTES TO FINANCIAL STATEMENT

9. 401(k) plan

The Company has a 401(k) retirement plan (the "Plan") eligible to all employees over 21 years of age and who have completed three months of service. Employees eligible to participate may defer between 1% and 99% of their annual compensation, as defined in the Plan subject to any statutory limitations.

10. Major customers

The Company had earned fees from four customers of approximately $12,236,000 or 79% of the total fees earned for the year ended December 31, 2017. Fees receivable from these customers were approximately $9,734,000 or 82% of the total fees receivable at December 31, 2017.